

March 1, 2021

Albert Koenigsberg
Chief Executive Officer
MAPTELLIGENT, INC.
2831 St. Rose Parkway
Suite #297
Henderson, Nevada 89052

> **Re: MAPTELLIGENT, INC.**
> **Offering Statement on Form 1-A**
> **Filed February 2, 2021**
> **File No. 024-11435**

Dear Mr. Koenigsberg:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 2, 2021

Summary
Company Information, page 7

1. Please revise your disclosures to better reflect your current products and services. For example, explain your basis for the statement at page 7 that you are "a leader in site-specific geographical information systems (GIS) design" when you reflect no revenues from GIS to date. Also further explain or revise the reference at page 18 to "government regulation on Cannabinoid and Health related industry participants" and at page 20 to your "online retail platform." We note your other disclosures stating that "During the nine months ended September 30, 2020, the Company did not generate any revenue, as it was in the process of transitioning to Maptelligent, Inc. and revising its business and operations."

Business Overview, page 36

2.   Please revise to reconcile your disclosures regarding your license agreement with
        GEOcommand, Inc. We note your disclosure at page 8 and 36 that you executed release
        agreements such that you will not issue shares to GEOcommand pursuant to the asset
        purchase agreement and that you have "further decided that [you] will not enter into any
        license agreement with GEOcommand as previously disclosed in the Asset Purchase
        Agreement." However, you also disclose at page 37 that "As a result of the exclusive
        license agreement between GEOcommand, Inc. and Maptelligent, Inc., Maptelligent, Inc.
        now provides a multi- layer geographic information system...."

Business
Revenue Stream Strategy, page 39

3.   You describe partnerships you have entered into at page 39 and elsewhere, but you have
        not received revenues as a result of any such activities. For example, you disclose that
        Maptelligent, Inc., is partnering with strategic business partners so you can offer a low-
        cost/low-touch solution within the Maptelligent, Inc., buying experience such as that
        associated with SaaS. Please clarify the status of being able to offer customers the ability,
        for instance, to upload a building floor plan via a PDF file to a hosted solution in the cloud
        as you disclose on page 26. If it is not yet operational, please disclose the steps needed to
        make it operational.

Management, page 44

4.   Please revise to disclose the positions held and the dates such positions were held during
        the past five years for each of the listed directors and executive officers. See Item 10 of
        Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Steve Lo, Staff Accountant, at (202) 551- 3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Coldicutt